UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number                            00054670

AAA Energy Opportunities Fund LLC

(Exact name of registrant as specified in its charter)

c/o UBS Alternatives LLC, 1285 Avenue of the Americas, 13th Floor

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Liability Company Interest

(Title of each class of securities covered by this Form)

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	___
Rule 12h-3(b)(1)(i)	___
Rule 12h-3(b)(1)(ii)	___
Rule 15d-6	___

Approximate number of holders of record as of the certification or notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, AAA Energy Opportunities Fund LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 12, 2015	By: /s/ Jerry Pascucci
Name: Jerry Pascucci
Title: President and Director of Sydling Futures Management LLC

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the
Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.